UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue

Hong Kong Science Park, Tai Po, N.T., Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

As previously reported, on September 12, 2023, Infobird Co., Ltd. (the “Company”) received a written notification from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) that the closing bid price of our ordinary shares had been below $1.00 per share for the previous 30 consecutive business days, and that we were not in compliance with the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Rule”). The Company was provided 180 calendar days, until March 11, 2024, to regain compliance.

On December 5, 2023, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, for more than the last ten (10) consecutive business days, from November 20, 2023 through December 4, 2023, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater. Accordingly, the written notice stated that the Company has regained compliance with the minimum bid price listing requirement set forth under the Rule.

On December 7, 2023, the Company issued a press release announcing that it regained compliance with Nasdaq listing requirements.

The full text of the press release is attached to this current report on Form 6-K as Exhibit 99.1

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		c	INFOBIRD CO., LTD

Date:	December 7, 2023	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer

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